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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9 )*

PRG-SCHULTZ INTERNATIONAL, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
69357C107
(CUSIP Number)
David Radunsky
Parkcentral Capital Management, L.P.
P.O. Box 269014
Plano, Texas 75206
(972) 535-1983
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 31, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	69357C107

1	NAMES OF REPORTING PERSONS: Parkcentral Global Hub Limited

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		22,890,283

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		22,890,283

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	22,890,283

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	26.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	69357C107

1	NAMES OF REPORTING PERSONS: Parkcentral Capital Management, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	7	SOLE VOTING POWER:

NUMBER OF		22,890,283

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		22,890,283

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	22,890,283

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	26.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA/PN

CUSIP No.	69357C107

1	NAMES OF REPORTING PERSONS: Steven Blasnik

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		27,417,881

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		27,417,881

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	27,417,881

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	30.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	69357C107

1	NAMES OF REPORTING PERSONS: Petrus Securities, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	7	SOLE VOTING POWER:

NUMBER OF		4,527,597

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,527,597

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,527,597

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	69357C107

1	NAMES OF REPORTING PERSONS: Hill Air Company I, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		4,527,597

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,527,597

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,527,597

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

            This Amendment No. 9 to Schedule 13D (this “Schedule 13D”) is filed by Parkcentral Global Hub Limited, a Bermuda limited liability exempted mutual fund company (“Parkcentral Global”), Parkcentral Capital Management, L.P., a Texas limited partnership (“Parkcentral Capital”), Steven Blasnik, Petrus Securities, L.P., a Texas limited partnership (“Petrus”), and Hill Air Company I, LLC, a Delaware limited liability company (“Hill Air”), to amend and supplement the Schedule 13D relating to shares of Common Stock, no par value per share, of PRG-SCHULTZ INTERNATIONAL, INC., a Georgia corporation, filed by Parkcentral Global and Petrus with the Securities and Exchange Commission (the “Commission”) on November 8, 2005, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on November 30, 2005, Amendment No. 2 to Schedule 13D filed with the Commission on December 12, 2005, Amendment No. 3 to Schedule 13D filed with the Commission on December 16, 2005, Amendment No. 4 to Schedule 13D filed with the Commission on December 20, 2005, Amendment No. 5 to Schedule 13D filed with the Commission on December 22, 2005, Amendment No. 6 to Schedule 13D filed with the Commission on December 28, 2005, Amendment No. 7 to Schedule 13D filed with the Commission on February 7, 2006, and Amendment No. 8 to Schedule 13D filed with the Commission on March 27, 2006 (as amended, the “Schedule 13D”). Capitalized terms used herein and not defined herein shall have the meanings assigned to such terms in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.
Item 1. Security and Issuer.
            Item 1 of the Schedule 13D is hereby amended to read in its entirety as follows:
            “This statement relates to shares (“Shares”) of Common Stock, no par value per share (“Common Stock”), of PRG-SCHULTZ INTERNATIONAL, INC., a Georgia corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 600 Galleria Parkway, Suite 100, Atlanta, Georgia 30339-5949.”
Item 2. Identity and Background.
            Item 2 of the Schedule 13D is hereby amended to read in its entirety as follows:
            “(a) The names of the persons filing this statement are Parkcentral Global Hub Limited, a Bermuda limited liability exempted mutual fund company (“Parkcentral Global”), Parkcentral Capital Management, L.P., a Texas limited partnership (“Parkcentral Capital”), Steven Blasnik, Petrus Securities, L.P., a Texas limited partnership (“Petrus”), and Hill Air Company I, LLC, a Delaware limited liability company (“Hill Air”). Parkcentral Global, Parkcentral Capital, Mr. Blasnik, Petrus, and Hill Air are collectively referred to herein as the “Reporting Persons.” This statement is filed on behalf of all of the Reporting Persons.
            Parkcentral Capital, a registered investment adviser, acts as an investment adviser to various entities, including Parkcentral Global. Pursuant to a investment advisory agreement between Parkcentral Capital and Parkcentral Global, Parkcentral Capital has voting and investment (including dispositive) power with respect to the Shares owned by Parkcentral Global. Steven Blasnik is the President of Parkcentral Capital. Hill Air is denominated as a general partner of Petrus and has voting and investment (including dispositive) power with respect to the Shares owned by Petrus pursuant to the partnership agreement of Petrus. Steven Blasnik is the President of Hill Air.
            (b) The address of the principal office of each of Parkcentral Global, Parkcentral Capital, Petrus, and Hill Air is 2300 West Plano Parkway, Plano, Texas 75075. The business address of Steven Blasnik is 2300 West Plano Parkway, Plano, Texas 75075.
            (c) The principal business of each of Parkcentral Global and Petrus is purchasing, holding and selling securities for investment purposes. The principal business of Parkcentral Capital is acting as an investment adviser to various entities, including Parkcentral Global. The present principal occupation of Steven Blasnik is serving as the President of each of Parkcentral Capital and Hill Air. The principal business of Hill Air is serving as a general partner and/or manager of various entities, including Petrus.
            (d) During the last five years, neither Parkcentral Global, Parkcentral Capital, Steven Blasnik, Petrus, or Hill Air has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
            (e) During the past five years, neither Parkcentral Global, Parkcentral Capital, Steven Blasnik, Petrus, or Hill Air was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Parkcentral Global was organized under the laws of Bermuda. Each of Parkcentral Capital and Petrus was organized under the laws of the State of Texas. Steven Blasnik is a citizen of the United States. Hill Air was organized under the laws of the State of Delaware.”
Item 3. Source and Amount of Funds or Other Consideration.
            Item 3 of the Schedule 13D is hereby amended and supplemented as follows:
            “On March 31, 2006, Parkcentral Global converted 45 shares of 9.0% Senior Series A Convertible Participating Preferred Stock of the Issuer (“Series A Preferred Stock”) into 19,012 shares of Common Stock.”
Item 4. Purpose of the Transaction.
            Unchanged
Item 5. Interest in Securities of the Issuer.
            Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:
            “(a) Each of the Reporting Persons declares that the filing of this statement shall not be construed as an admission that such person is, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.
            The following table sets forth the aggregate number and percentage of the Common Stock (based on the number of shares of Common Stock outstanding as contained in the most recently available filing with the Commission by the Issuer) beneficially owned by each of person named in the table:

	Aggregate Number of	Percentage of
	Shares of Common Stock	Common Stock
	Beneficially Owned	Beneficially Owned
Parkcentral Global Hub Limited (1)	22,890,283	26.9
Parkcentral Capital Management, L.P. (1) (2)	22,890,283	26.9
Steven Blasnik (2) (3)	27,417,881	30.6
Petrus Securities, L.P. (4)	4,527,597	6.8
Hill Air Company I, LLC (4) (5)	4,527,597	6.8

(1)	Represents shares of Common Stock that may be acquired by Parkcentral Global within 60 days of the date hereof upon conversion of the Issuer’s 10.0% Senior Convertible Notes Due 2011 (“Senior Convertible Notes”) and Series A Preferred Stock; provided, however, that the right of Parkcentral to convert its Senior Convertible Notes is subject to certain conditions (the “Note Conversion Conditions”), including (i) effectiveness of the registration statement contemplated by the Senior Convertible Notes and (ii) approval by the shareholders of the Issuer of an increase in the aggregate authorized shares of the Common Stock in an amount of at least 140 million shares (subject to adjustment for any stock split, dividend, reclassification or other change in the number of outstanding shares of the Common Stock).

(2)	Because of the relationships described herein, each of Parkcentral Capital and Steven Blasnik may be deemed to be an indirect beneficial owner of shares of Common Stock beneficially owned by Parkcentral Global. Each of Parkcentral Capital and Steven Blasnik expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by Parkcentral Global, except to the extent of the pecuniary interest of such person in such shares.

(3)	Includes (a) 22,890,283 shares of Common Stock that may be acquired by Parkcentral Global within 60 days of the date hereof upon conversion of Senior Convertible Notes and Series A Preferred Stock; provided, however, that the right of Parkcentral to convert its Senior Convertible Notes is subject to the Note Conversion Conditions, and (b) 4,527,597 shares of Common Stock that may be acquired by Petrus within 60 days of the date hereof upon conversion of Senior Convertible Notes and Series A Preferred Stock; provided, however, that the right of Petrus to convert its Senior Convertible Notes is subject to the Note Conversion Conditions. Because of the relationships described herein, Steven Blasnik may be deemed to be an indirect beneficial owner of shares of Common Stock beneficially owned by Petrus. Steven Blasnik expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by Petrus, except to the extent of his pecuniary interest in such shares.

(4)	Represents shares of Common Stock that may be acquired by Petrus within 60 days of the date hereof upon conversion of Senior Convertible Notes and Series A Preferred Stock; provided, however, that the right of Petrus to convert its Senior Convertible Notes is subject to the Note Conversion Conditions.

(5)	Because of the relationships described herein, Hill Air may be deemed to be an indirect beneficial owner of shares of Common Stock beneficially owned by Petrus. Hill Air expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by Petrus, except to the extent of the pecuniary interest of Hill Air in such shares.
            (b) The following table indicates, for each person named in paragraph (a) of this Item 5, the shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

	Sole	Shared	Sole	Shared
	Voting	Voting	Dispositive	Dispositive
	Power	Power	Power	Power

Parkcentral Global Hub Limited (1)	22,890,283	0	22,890,283	0
Parkcentral Capital Management, L.P. (1) (2)	22,890,283	0	22,890,283	0
Steven Blasnik (2) (3)	27,417,881	0	27,417,881	0
Petrus Securities, L.P. (4)	4,527,597	0	4,527,597	0
Hill Air Company I, LLC (4) (5)	4,527,597	0	4,527,597	0

(1)	Represents shares of Common Stock that may be acquired by Parkcentral Global within 60 days of the date hereof upon conversion of Senior Convertible Notes and Series A Preferred Stock; provided, however, that the right of Parkcentral to convert its Senior Convertible Notes is subject to the Note Conversion Conditions.

(2)	Because of the relationships described herein, each of Parkcentral Capital and Steven Blasnik may be deemed to be an indirect beneficial owner of shares of Common Stock beneficially owned by Parkcentral Global. Each of Parkcentral Capital and Steven Blasnik expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by Parkcentral Global, except to the extent of the pecuniary interest of such person in such shares.

(3)	Includes (a) 22,890,283 shares of Common Stock that may be acquired by Parkcentral Global within 60 days of the date hereof upon conversion of Senior Convertible Notes and Series A Preferred Stock; provided, however, that the right of Parkcentral to convert its Senior Convertible Notes is subject to the Note Conversion Conditions, and (b) 4,527,597 shares of Common Stock that may be acquired by Petrus within 60 days of the date hereof upon conversion of Senior Convertible Notes and Series A Preferred Stock; provided, however, that the right of Petrus to convert its Senior Convertible Notes is subject to the Note Conversion Conditions. Because of the relationships described herein, Steven Blasnik may be deemed to be an indirect beneficial owner of shares of Common Stock beneficially owned by Petrus. Steven Blasnik expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by Petrus, except to the extent of his pecuniary interest in such shares.

(4)	Represents shares of Common Stock that may be acquired by Petrus within 60 days of the date hereof upon conversion of Senior Convertible Notes and Series A Preferred Stock; provided, however, that the right of Petrus to convert its Senior Convertible Notes is subject to the Note Conversion Conditions.

(5)	Because of the relationships described herein, Hill Air may be deemed to be an indirect beneficial owner of shares of Common Stock beneficially owned by Petrus. Hill Air expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by Petrus, except to the extent of the pecuniary interest of Hill Air in such shares.
            (c) The following table describes transactions in the Common Stock that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by each person named in paragraph (a) of this Item 5:

Transaction		Shares	Shares	Price Per	Description of
Date	Person	Acquired	Disposed	Share ($)	Transaction

March 27, 2006	Parkcentral Global	0	50,000	.68540	Open market sale
March 28, 2006	Parkcentral Global	0	84,500	.65000	Open market sale
March 29, 2006	Parkcentral Global	0	50,000	.61030	Open market sale
March 30, 2006	Parkcentral Global	0	30,205	.60670	Open market sale
March 31, 2006	Parkcentral Global	19,012	0	.28405	(1)
March 31, 2006	Parkcentral Global	0	5,100	.60000	Open market sale

(1)	On March 31, 2006, Parkcentral Global converted 45 shares Series A Preferred Stock into 19,012 shares of Common Stock.
            Except as otherwise described herein, no transactions in the Common Stock were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by any person named in paragraph (a) of this Item 5.
            (d) Not applicable.
            (e) Not applicable.”
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
            Item 6 of the Schedule 13D is hereby amended and supplemented as follows:
            “Parkcentral and Petrus are parties to that certain Registration Rights Agreement dated March 17, 2006 by and among the Issuer and the parties listed on the Schedule of Holders attached to the Registration Rights Agreement as Exhibit A thereto. The Registration Rights Agreement is filed as Exhibit 3 to this statement and the information contained therein is incorporated by reference into this Item 6.
            As a part of its financial restructuring, the Issuer entered into a new senior secured credit facility with Ableco LLC and The CIT/Group/Business Credit, Inc., a portion of which is being syndicated to Petrus and Parkcentral Global. The new credit facility includes (i) a $25.0 million term loan and (ii) a revolving credit facility that provides for revolving loan borrowings of up to $20.0 million. As of March 23, 2006, no borrowings were outstanding under the revolving credit facility.”
Item 7. Material to be Filed as Exhibits.
            Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

“Exhibit 1	Joint Filing Agreement dated as of April 12, 2006 by and among Parkcentral Global Hub Limited, Parkcentral Capital Management, L.P., Steven Blasnik, Petrus Securities, L.P., and Hill Air Company I, LLC

Exhibit 2	Registration Rights Agreement dated March 17, 2006 by and among the Issuer and the parties listed on the Schedule of Holders attached to the Registration Rights Agreement as Exhibit A thereto”

Signature
            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: April 13, 2006	Parkcentral Global Hub Limited
	By:	Parkcentral Capital Management, L.P.
	Its:	Investment Adviser

	By:	/s/ David Radunsky
	Name:	David Radunsky
	Title:	Chief Operating Officer

Parkcentral Capital Management, L.P.
	By:	/s/ David Radunsky
	Name:	David Radunsky
	Title:	Chief Operating Officer

/s/ Steven Blasnik
Steven Blasnik

Petrus Securities, L.P.
	By:	/s/ David Radunsky
	Name:	David Radunsky
	Title:	Chief Operating Officer

Hill Air Company I, LLC
	By:	/s/ David Radunsky
	Name:	David Radunsky
	Title:	Chief Operating Officer

INDEX OF EXHIBITS

Exhibit 1	Joint Filing Agreement dated as of April 12, 2006 by and among Parkcentral Global Hub Limited, Parkcentral Capital Management, L.P., Steven Blasnik, Petrus Securities, L.P., and Hill Air Company I, LLC

Exhibit 2	Registration Rights Agreement dated March 17, 2006 by and among the Issuer and the parties listed on the Schedule of Holders attached to the Registration Rights Agreement as Exhibit A thereto